Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

*** *** *** The following is a slide presentation used at investor meetings on October 6 and 7, 2005.

Creating a Late-Stage Company Focused on Pain Management and Inflammation

October 6-7, 2005

FORWARD LOOKING STATEMENTS

This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include, without limitation, forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the biotechnology industry; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form10-Q.

Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

2

FORWARD LOOKING STATEMENTS (2)

Additional Information and Where to Find It

Corgentech Inc. intends to file a registration statement on Form S-4, and Corgentech and AlgoRx Pharmaceuticals, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described above.

3

CREATING LATE-STAGE COMPANY

Four product development programs focused on significant clinical problems with attractive market potential

Each drug has unique mechanism of action offering risk diversification

Each drug has potential for approval in multiple indications

Each drug can be commercialized with specialty sales force

All discovery and development programs 100% owned

Phase 3 program ALGRX 3268 for the treatment of venipuncture

Statistically significantly less pain in first Phase 3 trial

Second Phase 3 trial data expected within two months

Expect to file NDA in 1H06

Expect product approval in 1H07

Development and commercial expertise in critical areas

Marketing, commercialization, regulatory affairs, manufacturing and clinical trials management

Financial strength and flexibility

4

AGENDA

Terms of merger agreement Product pipeline of combined company ALGRX 3268: positive Phase 3 data Commercial potential of products Deal timeline Why this merger makes sense

5

TERMS OF MERGER AGREEMENT

Stock Transaction

At close of merger, Corgentech would issue sufficient shares such that AlgoRx shareholders would own, in a tax-free exchange, 62% and Corgentech shareholders would own 38% of the combined company, respectively

Combined management team will work to integrate the companies and to identify synergies and redundancies

Corgentech and AlgoRx currently employ ~95 people total

Board and Management

Richard Brewer, Dr. Charles Cohen, Thomas Colligan, Carter Eckert, Dr. Rodney Ferguson, John McLaughlin, Dr. Arnold Oronsky and Dr. Michael Powell ?A ninth board member to be identified and added soon after deal approval

Management

John McLaughlin as CEO

Dr. Ronald Burch, current AlgoRx CEO, to serve as VP of Development ?Richard Powers to remain as CFO

James Huang newly elected as president with responsibility for commercial and other operations Secaucus and South San Francisco facilities to remain open Headquarters: South San Francisco 6

AGENDA

Terms of merger agreement Product pipeline of combined company ALGRX 3268: positive Phase 3 data Commercial potential of products Deal timeline Why this merger makes sense

7

PRODUCT PIPELINE

PRECLINICAL PHASE 1 PHASE 2 PHASE 3

ALGRX 3268

Pre-procedural analgesia (003)

Pre-procedural analgesia (004)

ALGRX 4975 *

Post-surgical pain

Morton’s neuroma

Tendonitis

NF-kB Decoy *

Atopic dermatitis (eczema)

ALGRX 1207 *

Cutaneous neuropathic pain

*	Does not reflect comprehensive list of trials currently underway
8

ALGRX 3268-

TOPICAL LOCAL ANESTHESIA

Indication

Reduction of pain associated with venipunctures and intravenous line placements

Two Phase 3 trials being conducted Key desirable product attributes

Sterile, pre-filled, needle-free disposable delivery system (Powderject®) Rapid onset of action

Within 1 minute with duration of about 10 minutes

No vasoconstriction with good dermal tolerability Ease of use with no dressings

ALGRX 3268

Reduction in Pain from Venipuncture after Administration

EMLA

Package Insert for EMLA

VAS, mm

10 0 -10 -20 -30

3

60

Time after administration, minutes

ALGRX 3268

Data from Phase 1 trial in 272 adults

VAS, mm

10 0 -10 -20 -30

1
3
5

Time after administration, minutes

ALGRX 3268 has an onset within one minute, whereas EMLA is labeled for a pretreatment period of at least one hour

PHASE 1 TRIAL: ANTECUBITAL FOSSA

Design

U.S. single center, randomized, double-blind, placebo-controlled, 2-way cross-over, dose ranging Three configurations of ALGRX 3268 tested

Number of subjects

272 subjects enrolled for 240 evaluable subjects

Population

Normal healthy subjects of either gender aged 18 and above

Objectives

Identify an optimal configuration (dose, pressure) for future studies at the antecubital fossa based on efficacy and tolerability

Criteria for evaluation

Efficacy: Reduction in pain on venipuncture (performed at 8 different time points) following ALGRX 3268 or placebo, using 10 cm VAS scale

Safety: skin evaluations for erythema, edema/induration, pruritus and hemorrhage/petechia and adverse events

PHASE I RESULTS: ANTECUBITAL FOSSA

Efficacy endpoint

For all 3 device configurations, for all time points combined, reductions in pain were statistically significantly superior to placebo treatment (with most profound anesthesia from 1 to 5 minutes)

0.25mg/20bar vs. 20bar placebo n=80 p=0.0217 ?0.50mg/20bar vs. 20bar placebo n=80 p=0.0129 0.50mg/40bar vs. 40bar placebo n=80 p=0.0002

Safety endpoint

Either 0.25mg or 0.5mg lidocaine and lower gas pressure were very well tolerated

The higher pressure of 40 bar had higher degrees of erythema and hemorrhage/petechia

Conclusion

Based on efficacy and tolerability, recommendation is made to pursue development for the anticubital fossa of 0.50mg/20bar configuration

PHASE 1 TRIAL: BACK OF HAND

Design

U.S. single center, randomized, double-blind, placebo-controlled, 2-way cross-over, dose ranging Two configurations of ALGRX 3268 tested

Number of subjects

183 subjects enrolled for 159 evaluable subjects

Population

Normal healthy subjects of either gender aged 18 and above

Objectives

Identify an optimal configuration (dose, pressure) for future studies at the back of hand based on efficacy and tolerability

Criteria for evaluation

Efficacy: Reduction in pain on venipuncture (performed at 4 different time points) following ALGRX 3268 or placebo using 10 cm VAS scale

Safety: skin evaluations for erythema, edema/induration, pruritus and hemorrhage/petechia and adverse events

PHASE I RESULTS: BACK OF HAND

Efficacy endpoint

For 0.50mg/40bar device configuration, the reduction in pain was statistically significantly superior to placebo treatment at all time points combined: n=80 p=0.0431

For the 0.50mg/20bar device configuration, the reduction in pain was statistically significant at the 1 minute time point: n=20 p=0.0134

Duration of effect is shown from 1 to 5 minutes

Safety endpoints

Both 0.50mg/40bar and 0.50mg/20bar were very well tolerated

Conclusion

Based on efficacy and tolerability, either device configuration can be taken forward for future studies at the Back of Hand

ALGRX 3268 DEVELOPMENT

Total

Protocol Age Group Phase Patients Primary Endpoint Status

Primary Endpoint

Antecubital Fossa Adults 1 272 Safety and Efficacy

Achieved

Primary Endpoint

Back of Hand Adults 1 183 Safety and Efficacy

Achieved

Evaluate Circulating Primary Endpoint

Pharmacokinetics Adults 1 38

Lidocaine Achieved

Primary Endpoint

Antecubital Fossa Children 2 195 Safety and Efficacy

Achieved

Primary Endpoint

Back of Hand Children 2 145 Safety and Efficacy

Achieved

Primary Endpoint

Back of Hand Children 2 306 Safety and Efficacy

Achieved

Antecubital Fossa and Primary Endpoint

Children 3 574 Safety and Efficacy

Back of Hand Achieved

Antecubital Fossa and

Children 3 500 Safety and Efficacy Enrollment Completed

Back of Hand

2,213

AGENDA

Terms of merger agreement Product pipeline of combined company ALGRX 3268: positive Phase 3 data Commercial potential of products Deal timeline Why this merger makes sense

PHASE 3’s: 003 AND 004

IDENTICAL PROTOCOLS

Design

U.S. multicenter, randomized, double-blind, placebo-controlled

Number of subjects

500-600 subjects in each study

Population

Pediatric subjects of either gender (ages 3-18)

Objectives

Confirm efficacy, safety and tolerability of ALGRX 3268 vs. placebo administered on back of hand and antecubital fossa

Primary endpoint

Assessment of pain on venipuncture or peripheral venous cannulation performed 1-3 minutes after ALGRX 3268 or placebo in total population (3-18 yrs.) using FACES rating scale

PHASE 3 RESULTS (003)

Primary endpoint achieved (p=0.007)

Statistically significantly less pain on needle insertion in treated group compared to placebo group assessed using FACES rating scale

574 patients at six U.S. clinical trial sites

ALGRX 3268 group = 289 patients (ages 3-18)

Placebo = 285 patients (ages 3-18)

No significant safety issues

Well tolerated

PROJECTED TIMELINE FOR ALGRX 3268

Clinical

Data from second Phase 3 trial (004) expected within two months

Regulatory

Reviewed as a drug by the FDA Analgesics and Acute Care Division

Registration

File NDA in 1H06

Product approval in 1H07

ALGRX 4975 – VR1 ANESTHETIC

Capsaicin Overview

Administered locally at the

site of pain

Single administration may

provide analgesia for

weeks to months

Non-opioid based

Only reduces long-term

noxious pain associated

with C-neurons

Does not affect other

nerve fibers important for

motor skills

Activates the VR1 channel; expressed by pain receptor C-fibers

Blocks noxious pain with long duration

ALGRX 4975 DEVELOPMENT

Protocol	Phase Total Patients Primary Endpoint Status
Postsurgical	Pain
Bunion	Removal Surgery 2 40 Time to Rescue Medication Primary Endpoint Achieved
Bunion	Removal Surgery 2 182 Magnitude of Pain Relief Primary Endpoint Achieved
Hernia	Repair 2 48 Magnitude and Duration of Pain Relief Ongoing
Total	Knee Replacement 2 60 Dosing Study Ongoing
Cholecystectomy	2 40 Magnitude of Pain Relief Ongoing
Neuropathic	Pain
Morton’s	Neuroma 2 60 Magnitude and Duration of Pain Relief Ongoing
Musculoskeletal	Pain
End-Stage	Osteoarthritis 1 16 Safety Primary Endpoint Achieved
End-Stage	Osteoarthritis 2 12 Magnitude and Duration of Pain Relief Primary Endpoint Achieved
Osteoarthritis	of the Knee 2 52 Magnitude and Duration of Pain Relief Primary Endpoint Missed
Tendonitis	2 40 Magnitude and Duration of Pain Relief Achieved 30 Day Endpoint;

Ongoing

ECZEMA: LARGE UNMET NEED

Unmet medical need

Existing therapies are not satisfactory (steroids and calcineurin inhibitors)

Safety issues with long-term application of steroids, especially in children, and black box warning for cancer risk on on calcineurin inhibitors

Strong preclinical data with NF- B Decoy showing effective treatment for eczema Good drug delivery to the dermis and epidermis with simple formulation Validated, accepted clinical endpoints

Shorter time to proof of concept

NF-k	B DECOY FOR ECZEMA

Two Phase 1/2 trials underway Clinical data expected in 1Q/06 Adults with mild-moderate eczema Endpoints

Safety, tolerability and PK

Multiple endpoints to assess preliminary efficacy

Physician and patient assessments of target area (signs and symptoms)

US Trial (75 patients)

Four cohorts

0.25%	20 patients
0.50%	20 patients
1.00%	20 patients
Placebo	15 patients

21 days of treatment and 28 days of follow-up

Ex-US Trial (120 patients)

Three cohorts

1.0%	daily 40 patients
1.0%	2x day 40 patients
Placebo	40 patients

28 days of treatment and 14 days of follow-up

ALGRX 1207

IND-enabling studies underway

New chemical class of local anesthetic for topical analgesia

Deep, rapid penetration of the skin and long duration of action Addresses a wide variety of procedures including:

Neuropathic pain

Dermatological surgery

Surgical incisions

ALGRX 1207

New local anesthetic allowing rapid and complete topical anesthesia without exotic delivery

Percent complete anesthesia

100 80 60 40 20 0

-120	-110 -100 -90

Time, minutes

Percent complete anesthesia

100 80 60 40 20 0

-120 -60 0 60 120 180 240 300 360 420

Time, minutes

Lidocaine

ALGRX 1207

Unique non-clinical results in relevant models

AGENDA

Terms of merger agreement Product pipeline of combined company ALGRX 3268: positive Phase 3 data Commercial potential of products Deal timeline Why this merger makes sense

PREVALANCE OF PAIN IN SEVEN MAJOR COUNTRIES

PATIENT NUMBERS

Prevalence	of post-operative pain 75,068,000
Prevalence	of back pain 208,996,000
Prevalence	of HIV and AIDS pain 847,000
Prevalence	of diabetic neuropathy pain 13,243,000
Prevalence	of osteoarthritic pain 46,610,000

Above indications are all targets of Corgentech pipeline

Source: Datamonitor

3268: TOPICAL LOCAL

ANESTHESIA MARKET DYNAMICS

Strong focus of pain management including treatment protocols and guidelines Increase in dedicated pediatric hospitals and specialized pediatric departments in larger general hospitals Continuing pressure on cost reduction and patient through-put in hospitals Fundamental market need for easy to use, fast onset topical local anesthetic

Current market dynamics provide an excellent opportunity for a fast acting, easy to use topical local anesthetic product like ALGRX 3268

UNDERSERVED MARKET

Target market

Only 2.1MM out of 18MM venipuncture procedures in children’s hospitals and large academic institutions utilize a topical local anesthetic today

Low utilization of topical local anesthetics (12% of pediatric procedures) due to slow onset of action

lack of promotion of currently available drugs

Faster onset of action, needleless injection and promotion will allow significant penetration and growth into target market of 18MM pediatric procedures

3268: CLINICAL PRACTICE OF TOPICAL LOCAL ANESTHETICS IN HOSPITALS

Many hospitals offer topical local anesthetic agents as an option to reduce venipuncture pain

Existence of established protocols for TLA use is mixed

Nurses rather than physicians usually decision maker

Some ERs apply topical local anesthetics, however use is often impractical due to delayed onset of action Topical local anesthetics are most commonly offered to pediatric patients ages 3-10

Parents and sometimes children over 10 occasionally request topical local anesthetics to reduce venipuncture pain

Patient and parent anxiety levels are key factors driving the use of topical local anesthetics

Previously treated children frequently request topical local anesthetics

3268: PHASED MARKETING APPROACH

ALGRX 4975: POST-OPERATIVE PAIN MARKET

US post-operative pain market: $1.7 billion Virtually all patients experience some level of pain post operatively

50% indicate lack of adequate pain control

Patients’ post-surgical pain experiences between 1993 and 1999 have not improved

Europe also under treats post-operative pain

Pain in hospital associated with increased length of stay, longer recovery times, poorer patient outcomes

ALGRX 4975: HIGH VOLUME SURGERIES

Procedure	Volume
Caesarean	Section 1,163,893
Hysterectomy	(all) 1,042,715
Episiotomy	417,699
Arthroplasty	(knee) 399,139
Hip	Replacement, 343,554
total/partial
CABG	316,471
Colorectal	resection 280,969

CURRENT POST-OP PAIN MEDICATIONS VS. ALGRX 4975

Epidurals

Use declining significantly due to contra-indication in combination use with anticoagulants

Opioids

Nausea, vomiting, respiratory depression and constipation

Sedation may limit the ability of the patient to ambulate and prolong time to discharge

Decreased bowel function can lead to an ileus which causes morbidity and prolongs hospitalization

Concern about addiction leads to insufficient pain relief which has physiologic consequences

Non-narcotics

Unacceptable anesthesia for moderate to severe pain

ALGRX 4975

Unlikely to be contra-indicated for use in conjunction with anticoagulants

Site-specific with limited systemic exposure and unlikely to cause nausea, vomiting, respiratory depression or sedation

No addiction potential

Long-acting with single administration and ideal for moderate to severe pain

NF-?B DECOY: ECZEMA MARKET

Eczema market is comprised of mild, moderate and severe patient segments within the pediatric and adult patient populations

Patient Population Segmented by Mild, Moderate and Severe (US, EU, Japan)

Severe 10%

5.2M 15.6M 31.1M

Moderate 30%

Mild 60%

Sources:

1. International Consensus Conference on Atopic Dermatitis II: clinical update and current treatment strategies, BJD, 2003; 148 (Suppl. 63): 3-10

2.	Prevalence of Atopic Dermatitis in Japanese Adults, Muto T, Hsieh SD et al., BJD, 2003 Jan; 148(1): 117-21

NF-kB DECOY: Rx SALES (U.S.) $900

$800

(millions)

$700

$600

$500

Dollars

$400

$300

Total

$200 $100 $0

1999	2000 2001 2002 2003 2004

Corticosteroids Protopic Elidel

Source: IMS Health, 2004

ALGRX1207: TARGET MARKET

Deep, rapid penetration of the skin Long duration of action Addresses neuropathic pain market Non-exotic delivery

($ in millions) $45 $107 $215 $300 $400

2001	2002 2003 2004E 2005E (IMS) (IMS) (IMS) (Endo) (Endo)

AGENDA

Terms of merger agreement Product pipeline of combined company ALGRX 3268: Positive Phase 3 data Commercial potential of products Deal timeline Why this merger makes sense

DEAL TIMELINE

Merger requires stockholder approval

Both boards have approved merger

Merger documents to be filed in coming weeks

S-4 and related joint Proxy Statement

Shareholder vote expected to occur in late 2005 / early 2006

AGENDA

Terms of merger agreement Product pipeline of combined company ALGRX 3268: positive Phase 3 data Commercial potential of products Deal timeline Why this merger makes sense

WHY THIS MERGER MAKES SENSE

Four product development programs focused on significant clinical problems with attractive market potential

Each drug has unique mechanism of action offering risk diversification

Each drug has potential for approval in multiple indications

Each drug can be commercialized with specialty sales force

All discovery and development programs 100% owned

Phase 3 program ALGRX 3268 for the treatment of venipuncture

Statistically significantly less pain in first Phase 3 trial

Second Phase 3 trial data expected within two months

Expect to file NDA in 1H06

Expect product approval in 1H07

Development and commercial expertise in critical areas

Marketing, commercialization, regulatory affairs, manufacturing and clinical trials management

Financial strength and flexibility